212-450-6095

July 13, 2007

Re:	Cosan Limited Registration Statement on Form F-1 Submitted June 18, 2007

Mr. Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Parker:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 10, 2007 (the “Comment Letter”) regarding the above-referenced draft registration statement on Form F-1 of Cosan Limited (the “Company”) submitted on June 18, 2007 (the “Registration Statement”). In conjunction with this letter, the Company is submitting for review by the Staff, Amendment No. 2 (“Amendment No.2”) to the Registration Statement.

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Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 14, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the marked version of Amendment No. 2 that is being submitted for review today.

Summary, page 1

1.	We note your response to prior comment 4 of our letter dated June 1, 2007. Disclose the reasons for the lower ethanol market prices in the second half of fiscal year 2006 and in fiscal year 2007. For instance, make clear that there was a downward trend in the price of sugar, high levels of production in the Center-South region of Brazil, and a decrease in the required ethanol blending into gasoline from 23% to 25%.

Ms. Anne Nguyen Parker	2	July 13, 2007

The Company has updated the disclosure explaining the reasons for the lower ethanol market prices in the second half of fiscal year 2006 and in fiscal year 2007. We have not included the reference to a decrease in ethanol blending requirements as the amount increased from 23% to 25%. Please see page 2 of Amendment No. 2.

Formation of Cosan Limited and Reorganization, page 6

2.	You indicate that Aguassanta and Costa Pinto will contribute your class B common shares to Quelez Holdings Limited to the completion of the global offering. However, on page 127 (table), you indicate that as of the date of the prospectus these entities have already contributed your class B common shares to Quelez Holdings Limited. Please revise for consistency.

The Company has updated the disclosure explaining that Aguassanta and Costa Pinto will have contributed the Company’s class B common shares to Queluz Holdings Limited as of the date of the prospectus. Please see page 5 of Amendment No. 2.

Our by-laws restrict shareholders from bringing legal action…., page 28

3.	We note your response to prior comment 14. Please also revise the subheading of this risk factor to disclose that these provisions of your bye-laws are against public policy and therefore unenforceable in the U.S.

The Company has revised the subheading of this risk factor to disclose the Commission’s position in response to the Staff’s comment. Please see page 27 of Amendment No. 2.

Use of Proceeds, page 35

4.	We note your response to prior comment 16 of our letter dated June 1, 2007 that you already describe with specificity the “the general corporate purposes.” However, we note that you use the word “including,” which suggests that your description is not complete. Revise this section to provide a complete description of the “general corporate purposes” to which you refer for the remaining proceeds. We may have additional comments.

The Company has updated the disclosure in response to the Staff’s comment. Please see page 33 of Amendment No. 2.

Critical Accounting Policies, page 59

5.

We note your revised disclosure in response to comment 22 of our letter dated June 1, 2007 in which you have further identified the factors upon which estimates are made to support the amounts recorded in your financial statements. However, your disclosures do

Ms. Anne Nguyen Parker	3	July 13, 2007

not provide the reader with an understanding of the sensitivity of such amounts to changes in the estimates upon which they are based. For example, your discussions of derivative and foreign exchange management activities and stock-based compensation do not discuss the dollar impact of a percentage change in the primary factors underlying these estimates (such as market price, future stock price or volatility). Please further expand your disclosure to provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.

In response to the Staff’s comment, the Company has expanded the disclosure. Please see pages 56-57 of Amendment No. 2

6.	We note your discussion of valuation of goodwill and intangibles does not specifically identify the factors upon which your estimates are based. Your disclosure indicates that impairment of goodwill is based on a comparison of the operating segments’ fair values to their carrying values; however you have not discussed the estimates used to assess a segment’s fair value. Please expand your disclosure to identify the estimates and sensitivity of your impairment analysis to changes in these estimates. Please also expand your disclosures to address the valuation of intangible assets, as your current disclosure discusses the valuation of goodwill only.

In response to the Staff’s comment, the Company has expanded the disclosure. Please see page 56-57 of Amendment No. 2

7.	In response to comment 23 of our letter dated June 1, 2007, you note the increase in allowance for doubtful accounts from April 30, 2006 to April 30, 2007 was insignificant. Our previous comment referred to the increase in this balance from $450,000 as of April 30, 2005 to $2.3 million as of April 30, 2006. In this regard, we reissue our prior comment 23.

The Company respectfully advises the Staff that approximately 50% of the increase in the allowance for doubtful accounts from April 30, 2005 to April 30, 2006 relates to the allowance for doubtful accounts existing at the companies acquired during fiscal year 2006 and consolidated in the Company’s financial statements for such fiscal year. The balance of the increase resulted from the payment of bonuses to large retail chains which were recorded as allowance for doubtful accounts for fiscal year 2006 but accounted on a cash-basis directly and deducted from account receivables for fiscal year 2005. Such payments represented 0.07% of the Company’s net sales in fiscal year 2006. The Company further advises the Staff that it does not expect any material increase in the allowance for doubtful accounts for future periods. In response to the Staff’s comment, we have revised the disclosure. Please see page 55 of Amendment No. 2

Ms. Anne Nguyen Parker	4	July 13, 2007

Financial expense, net page 66

8.	We note your revised disclosure provided in response to comment 25 of our letter dated June 1, 2007. We understand a decision was made in your favor in late fiscal year 2007 regarding a legal proceeding brought against the Brazilian federal government for price controls set on sugar. However, it remains unclear how this event caused a significant decrease in the ICMS value-added taxes from fiscal year 2006 to 2007. To further our understanding, please supplementally explain this relationship and where you have recorded the decrease in the provision in your financial statements. We note from your disclosure on page 63 that ICMS taxes are recorded as a reduction to net sales. Please confirm whether the original provision for ICMS taxes was recorded as a reduction to net sales and if the decrease recorded in fiscal year 2007 was also recorded to net sales.

The Company has revised the disclosure. Please see page 62 of Amendment No. 2. The Company respectfully advises the Staff that the ICMS mentioned on page 63 relates to tax payable by the Company on the sale of its products in the Brazilian market, which is recorded as taxes payable under current liabilities and deducted from gross sales. The provision for the estimated liability resulting from legal proceedings and claims relating to the ICMS does not relate to the tax on sales, but to legal claims relating to ICMS credits resulting from the acquisition of raw-materials and other inputs such as sugarcane made in the past by the Company and its subsidiaries.

Related Party Transactions. page 132

9.	We note your response to prior comment 41 of our letter dated June 1, 2007 that your board of directors considers and, as appropriate, approves related party transactions on a case-by- case basis. Please describe the policies and procedures of your board of directors for the review, approval or ratification of transactions with related persons. Ensure the description includes the material features of these policies and procedures that are necessary to understand them.

The Company has revised the disclosure in response to the Staff`s comment. Please see page 130 of Amendment No. 2.

Dividends and Dividend Policy, page 141

10.	We note your response to prior comments 42-45 of our letter dated June 1, 2007. Please substantially revise this section to provide a more detailed discussion about your dividend policy and provide further support for the dividend amount. Please revise this section consistent with the following comments.

The Company has revised the disclosure to provide a more detailed discussion about its dividend policy. Please see page 140 of Amendment No. 2.

Ms. Anne Nguyen Parker	5	July 13, 2007

11.	Also, generally, please be aware that because your income is entirely dependant on that of your operating subsidiary, we believe that relevant disclosure about your available cash for dividends should include Cosan S.A. Indústria e Comércio cash from operating activities. In other words, your presentation should not start at the holding company level, but reflect the actual operations that will generate the cash to satisfy the dividends you will pay.

The Company has revised the disclosure to reflect its dependency on its subsidiary’s operations for cash generation to satisfy the dividends that the Company will pay. Please see page 140 of Amendment No. 2.

12.	At the outset of this section, please provide a subsection discussing these three areas;

•

The first discussion should summarize your dividend policy. It should commence by explaining why you have adopted a cash dividend policy. Please clarify whether the reason reflects your judgment that stockholders are better served by distributing to them a significant amount of your available cash generated by your business, rather than retaining it for other purposes such as significant acquisitions or pursing growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. Subsequent to the reason for the policy, this discussion should convey key facts about the dividend policy itself, including the dividend amount.

•

The second discussion should list factors that may adversely impact your dividend policy. It should clarify that there is no guaranty that stockholders will receive dividends and then list applicable material factors relating to you and your consolidated subsidiary, such as the following:

•	if accurate, the amount of dividends is subject to covenant restrictions under your anticipated credit facility, term loan, or other indebtedness due by you or your subsidiary;
•	any limitation on transfer of cash from Cosan S.A. e Comércio at the operating company level to you at the holding company level;
•	if accurate, applicable legal restrictions on your dividend payments, such as that disclosed in the risk factor on page 26;
•	stockholders have no contractual or other legal right to dividends; and
•	you may lack sufficient cash to pay dividends due to changes in operating earnings, working capital requirements, and anticipated cash needs.

Please consider any other material factors that may limit your or your subsidiary’s ability to pay dividends.

•	The third discussion should address the possible impact of your dividend policy, particularly on your future growth. The discussion should state your belief as to whether

Ms. Anne Nguyen Parker	6	July 13, 2007

the dividend will limit or preclude your or your subsidiary’s ability to pursue growth. It also should state whether you expect to require additional financing to fund significant acquisitions or pursue growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. This discussion further should state, if accurate, your intention to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond your current expectations.

The Company has revised the disclosure to present the discussion divided in the three areas suggested by the Commission. Please see page 140 of Amendment No. 2.

Underwriting, page 146

13.	We note your response to prior comment 49 of our letter dated June 1, 2007 and we reissue it. You continue to state “Among the factors to be considered.” Please revise your disclosure to make clear that you are providing all of the “factors” you and the international underwriters will deem relevant in determining the offering price.

The Company has revised the disclosure to clarify that the offering price will be based on the closing sale price of the common shares of the Company’s publicly-listed subsidiary in Brazil (Cosan S.A. Industria e Comercio). it is providing all of the factors the Company and the international underwriters will deem relevant in determining the offering price. Please see page 150 of Amendment No. 2.

8. Acquisitions, page F-23

14.	We have reviewed your response to comment 56 of our letter dated June 1, 2007. In your response, you provide the results of the significance tests performed based on the application of SAB 80. SAB 80 is intended for registrants whose businesses are built through the aggregation of discrete businesses remaining substantially intact after acquisition. It is not clear that SAB 80 applies to your situation as the acquisitions of Bom Retiro, Corona and Alcomira and Mundial appear to enhance your current existing operations and are not part of an aggregation of a series of acquisitions creating your initial operations. Please provide us with the results of the significance tests using the guidance of Regulation S-X, Rule 1-02(w) and tell us if you are required to present financial statements of those acquired businesses under Regulation S-X, Rule 3-05.

In response to the Staff’s comment, the Company sets forth in the table below, on a supplemental basis, the results of the significance analysis performed by the Company based on the application of Regulation S-X, Rule 1-02(w) and Rule 3-05.

Ms. Anne Nguyen Parker	7	July 13, 2007

Acquiree	Acquisition Date	Investment in and Advances to Subsidiaries	Assets	Income from Continuing Operating Income

Bom Retiro	Apr 26, 2006	6.2%	3.2%	10.5%

Corona	Feb 8, 2006	18.8%	11.2%	102.4% loss

Alcomira and Mundial	Dec 12, 2005	2.7%	3.6%	5.7% loss

Based on the aforementioned results, the Company would be required to present stand-alone financial statements of Corona during the three fiscal year period ended April 30, 2007 in which its results were not consolidated in the Company`s audited consolidated financial statements (i.e., fiscal year 2005 and nine-month period ended January 31, 2006). As mentioned in the response letter dated June 18, 2007, the Company respectfully believes that it is appropriate under the circumstances to rely on the guidance for initial public offerings provided by Staff Accounting Bulletin 80. As the Staff previously stated "[i]n some cases involving IPOs, strict application of the rule [3-05] is problematic or results in provision of financial statements that are clearly not material." The Company believes that such is the case under the current facts given that Corona`s acquisition represents 5.6%, 3.3% and (6.6)% of investment, assets and income from continuing operations based on Cosan`s financial statements for the year ended April 30, 2007.

In response to the Staff’s comment, the Company supplementally provides to the Staff the audited financial statements for Corona for fiscal year 2005 and nine-month period ended January 31, 2006 and related consents from the auditors. Corona is consolidated during the fourth quarter of fiscal year 2006 and the full fiscal year 2007 in Cosan`s audited annual consolidated financial statements.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 with any questions you may have with respect to the foregoing.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ MANUEL GARCIADIAZ

Manuel Garciadiaz